Mail Stop 3561

November 13, 2008

Jack A. Fusco
Chief Executive Officer
Calpine Corporation
50 West San Fernando Street
San Jose, California 95113

> **Re:** **Calpine Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed November 7, 2008**
> **File No. 1-12079**

Dear Mr. Fusco:

We have reviewed your response letter dated October 24, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

1. We note your response to our comment two of our letter dated September 25, 2008 requesting information regarding your properties and your proposed response to provide additional information in your future filings. We do not object to your proposed disclosure, however please note regulation S-X § 210.4-10 defines oil and gas producing activities as excluding the production of geothermal steam, …, or associated geothermal resources as defined by the Geothermal Steam Act of 1970, thus we believe your analogy to, and the use of Industry Guide 2 (Oil & Gas) in reference to reserves and/or your accounting policy is not appropriate. Please refer to Industry Guide 7 for your reserve and accounting guidance in future filings.

2. We note your response to comment six of our letter dated September 25, 2008 that you have not yet determined the total cost of the Russell City project and that, in any event, you do not expect the costs to be material to the company. Please revise your response to state this.

3. We note your response to our comment 17 of our letter dated September 25, 2008 concerning your accounting policy disclosure for geothermal projects. Please include your amortization schedule policy disclosure in your future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Financial Statements and Notes

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 6

Deconsolidation, page 7

4. We note your response to comment 14 of our letter dated September 25, 2008 and your disclosure indicating that you have deconsolidated Auburndale in light of Pomifer's election to exercise its cash purchase options. The options entitle Pomifer to an additional 20% of Auburndale's cash distributions, 90% in total. In this regard, please provide us your complete FIN 46(R) analysis behind your conclusion given the reconsideration event with respect to Pomifer's exercise of the purchase option. In particular, clarify and explain if you are the party who will absorb the majority of the entity's expected losses as well as receiving a majority of the entity's expected residual returns before the reconsideration event. If so, explain to us in more detail how that conclusion has changed since the reconsideration event. Specifically address in your response why you are no longer the party who will absorb the majority of the entity's expected losses. Your response should explain your appropriateness to deconsolidate Auburndale when Pomifer was entitled to 90% of the cash distributions but not when it was at 70%.

Commodity Derivative Adjustments, page 8

5. We note your disclosure on page 8 that you discovered non-cash, mark-to-market errors of $30 million related to certain commodity derivatives that had not been properly recorded in prior periods. You elected to record an out of period adjustment in the three months ended September 30, 2008, citing the errors were immaterial to the prior periods. In this regard, we are unclear why they are considered immaterial to investors for the prior and current quarterly periods given the apparent material amounts disclosed. Please provide us with a complete SAB 99 analysis supporting your conclusion that the errors were not material to any reporting period. Your analysis should include "As reported" and "As should have been adjusted" amounts or similar captions for the different financial statement line items and the earning per-share amounts affected by the correction of the errors for all reporting periods.

6. In addition, tell us if you plan to correct the accounting errors in the quarterly financial information section within the 2008 Form 10-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director